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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )*

                      COTTON VALLEY RESOURCES CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  221905-10-2
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               February 14, 1997
         --------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     221905-10-2                                     PAGE 2 OF __ PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Liviakis Financial Communications, Inc.
           68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00, AF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States (California)
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                      7   SOLE VOTING POWER
                           1,860,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING             1,860,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,860,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     221905-10-2                                     PAGE 3 OF __ PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert B. Prag
           ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                           125,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING             125,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         125,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock (the "Common Stock") issued by Cotton Valley Resources Corporation, an Ontario, Canada corporation (the "Corporation"). The principal offices of the Corporation are located at 8350 North Central Expressway, Suite M2030, Dallas, Texas 75206.

2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is John M. Liviakis ("JML"), its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML, RBP and RAL are the only executive officers of LFC.
The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL, respectively. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except (i) as otherwise set forth herein or (ii) for interests attributable through their ownership of or positions with LFC, none of JML, RBP and RAL have any interest in the Corporation's Common Stock.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Consulting Agreement effective as of November 7, 1996 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation agreed to issue to LFC an aggregate of 1,490,000 shares of the Corporation's Common Stock, of which 1,250,000 have been issued and an additional 100,000 are issuable within the next sixty days. In addition, the Consulting Agreement (i) granted LFC the right, which LFC has exercised in its entirety, to purchase 375,000 units ("Units"), each consisting of one share of the Corporation's Common Stock and one stock purchase warrant (a "Warrant"), entitling the holder thereof to acquire one share of the Corporation's Common Stock at an exercise price of One Dollar and Ten Cents Canadian (CDN$1.10) during the period commencing on January 2, 1998 and terminating on November 7, 2001, and (ii) granted RBP the right to purchase 125,000 Units, of which he has purchased 91,000 Units and has the presently exercisable right to purchase an additional 34,000 Units. LFC has received 275,000 shares of Common Stock in connection with its purchase of Units and has the right to receive an additional 100,000 shares of Common Stock within the next sixty days in connection therewith. RBP has received 91,000 shares of Common Stock in connection with his purchase of Units. LFC has also purchased 135,000 shares of Common Stock in the over-the-counter market. Under the Consulting Agreement, LFC has performed and is to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is attached hereto as Exhibit "1", and a copy of the form of certificate representing Warrants is attached hereto as Exhibit "2".

         This Schedule 13D is being filed to report 1,660,000 shares of the Corporation's Common Stock owned by LFC, 200,000 shares of the Corporation's Common Stock which LFC has the right to acquire within the next sixty days, 91,000 shares of the Corporation's Common Stock owned by RBP, and 34,000 shares of the Corporation's Common Stock which RBP has the right to acquire within the next sixty days.

         In addition, LFC holds 275,000 Warrants and has the right to receive an additional 100,000 Warrants within the next sixty days. RBP holds 91,000 Warrants and has the right to acquire within the next sixty days an additional 34,000 Warrants.

         Of the 1,660,000 shares of Common Stock owned by LFC, 1,250,000 were received in consideration of services rendered, and 100,000 shares of Common Stock which LFC has the right to acquire within the next sixty days will be acquired in consideration of services rendered. LFC has received 275,000 shares of Common Stock in connection with the purchase of 375,000 Units at a cost of Two Hundred Eighty-One Thousand Two Hundred Fifty United States Dollars (US$281,250) and has the right to receive an additional 100,000 shares of Common Stock. LFC also acquired an aggregate of 135,000 shares of Common Stock through open market purchases in over-the-counter market, 10,000 of which were purchased at One Dollar and Sixty-Four Cents (US$1.64) per share and the balance at One Dollar and Eighty-Nine and One-Half Cents (US$1.895) per share. The source of funds used in purchasing the Units and making open market purchases was funds advanced by JML to LFC on an open account basis, payable on demand.

         The 91,000 shares of Common Stock owned by RBP were acquired through the purchase of 91,000 Units at a cost of Sixty-Eight Thousand Two Hundred Fifty United States Dollars (US$$68,250). The source of funds used in purchasing the Units was RBP's personal funds. If RBP acquires the 34,000 shares of Common Stock which he is entitled to acquire through the purchase of Units at a cost of Twenty-Five Thousand Five Hundred United States Dollars (US$25,500), he intends to utilize personal funds.

4.       PURPOSE OF TRANSACTION.

         LFC and RBP hold the shares of Common Stock presently owned by them, respectively, for investment purposes and intend to hold any additional shares of Common Stock they acquire pursuant to the Consulting Agreement, including shares of Common Stock acquired through the exercise of Warrants, for investment purposes. LFC and RBP may also acquire further shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC has the sole power to direct the vote or disposition of the 1,660,000 shares of Common Stock of the Corporation owned by LFC and expects to have the sole power to direct the vote or disposition of the 200,000 shares of Common Stock of the Corporation which LFC has the right to acquire within the next sixty days.

         RBP has the sole power to direct the vote or disposition of the 91,000 shares of Common Stock of the Corporation owned by RBP and expects to have the sole power to direct the vote or disposition of the 34,000 shares of Common Stock of the Corporation which RBP has the right to acquire within the next sixty days.

                 The 1,860,000 shares of Common Stock that LFC owns or has the right to acquire within sixty days of the date hereof, and as to which LFC has or would have the sole power to direct the vote or disposition, represent approximately 15.2% of that class of securities. The 125,000 shares of Common Stock that RBP owns or has the right to acquire within sixty days of the date hereof, and as to which RBP has or would have the sole power to direct the vote or disposition, represent approximately 1.0% of that class of securities. The 1,985,000 shares of Common Stock which LFC and RBP in the aggregate presently own or have the right to acquire within sixty days of the date hereof, and as to which either LFC or RBP has or would have the sole power to direct the vote or disposition, represent approximately 16.2% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the advice received by LFC from the Corporation that, as of December 31, 1996, 10,404,901 shares of Common Stock were issued and outstanding.

         During the past sixty days, LFC and RBP have engaged in the following transactions in Common Stock:

                 A. On January 31, 1997, LFC purchased 10,000 shares in the over-the-counter market at US$1.64 per share.

                 B. On February 10, 1997, LFC purchased 125,000 shares in the over-the-counter market at US$1.895 per share.

                 C. On February 14, 1997, LFC received 1,250,000 shares as consideration pursuant to the Consulting Agreement.

                 D. On February 14, 1997, LFC received 275,000 shares through the purchase of Units from the Corporation at US$0.75 per Unit.

                 E. On February 14, 1997, RBP received 91,000 shares through the purchase of Units from the Corporation at US$0.75 per Unit.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Corporation has issued and will issue shares of Common Stock to LFC in consideration for consulting services performed and to be performed by LFC pursuant to the Consulting Agreement. The Corporation has also sold Units to LFC and RBP and has agreed to sell additional Units to RBP pursuant to the Consulting Agreement. In the Consulting Agreement and in the certificates representing the Warrants, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

         Except for the Consulting Agreement and the Warrants, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 above and any other person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Consulting Agreement, dated effective as of November 7, 1996, by and between the Corporation and LFC.

         Exhibit 2 - Form of Warrant certificate.

         Exhibit 3 - Joint Filing Agreement of LFC and RBP pursuant to Rule 13d-1(f)


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 21, 1997

                                         LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                         By: /s/ John M. Liviakis
                                             ----------------------------------
                                                 John M. Liviakis, President




                                             /s/ Robert B. Prag
                                         --------------------------------------
                                                 Robert B. Prag